May 19, 2006

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Emgold Mining Corporation

We confirm that the following material was sent by pre-paid mail on May 19th, 2006 to the registered shareholders of Common shares of the subject Corporation:

A	Notice of Annual General Meeting of Shareholders/Information Circular

B	Form of Proxy

C	Supplemental Mailing List Return Card

D	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Bernie Krause”
Mailing Specialist
Stock Transfer, Client Services
Telephone:	604.661.9400 (ext 4096)
Fax:	604.661.9401